Exhibit 99.1

The Stars Group Completes Acquisition of Sky Betting & Gaming

TORONTO, July 10, 2018 -- The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) announced today that it has completed its previously announced acquisition of Sky Betting & Gaming (“SBG”).

“This acquisition represents a pivotal moment in The Stars Group’s evolution,” stated Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “SBG’s mobile-focused sportsbook pairs well with our industry-leading poker offering to create two premier customer acquisition channels. We believe this combination along with our combined online casino offerings positions The Stars Group for continued growth in the evolving online gaming industry.”

This acquisition also provides The Stars Group with multiple expected operational and financial benefits, including:

•	Dramatically improves The Stars Group’s revenue diversity, creating a balanced spread across poker, casino and sportsbook with a broad geographic reach.
•	Increases The Stars Group’s presence in locally regulated or taxed markets to approximately 75% of combined revenues.
•	Develops sports betting as a second customer acquisition channel, complementing The Stars Group’s core offerings and creating an opportunity to cross-sell players across multiple verticals.
•	Enhances The Stars Group’s products and technology through the addition of SBG’s innovative sportsbook and casino offerings and portfolio of popular mobile apps.

“This transaction creates the world’s largest publicly listed online gaming company and unites two iconic brand portfolios with strong technology platforms and teams. This significant scale also positions The Stars Group to both secure and expand upon its global footprint,” concluded Mr. Ashkenazi.

Consideration for the purchase of SBG was comprised of a combination of cash and approximately 37.9 million newly-issued common shares of The Stars Group.  The cash consideration of the acquisition was financed through cash on the balance sheet, proceeds from The Stars Group’s recent equity offering and newly issued debt consisting of:

•	$100 million from its revolving credit facility, which was increased to $700 million, priced at LIBOR plus 3.25% and maturing in five years;
•

$4,567 million equivalent in new first lien term loans, comprising a U.S. dollar denominated tranche of $3,575 million priced at LIBOR plus 3.50% and a Euro denominated tranche of €850 million priced at Euribor plus 3.75%, and each with a 0% floor and maturing in seven years; and

•	$1,000 million in 7.0% unsecured senior notes due July 2026.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through Sky Betting & Gaming and its Stars Interactive Group division, owns or licenses gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars

Exhibit 99.1

Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, The Stars Group, through its subsidiaries, currently holds gaming licenses or approvals in 19 jurisdictions, with PokerStars being the world's most licensed online gaming brand, holding 17 of such licenses or approvals.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, the acquisition of Sky Betting & Gaming, the financing of such acquisition and certain plans and expectations with respect to the foregoing. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including litigation risk, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Stars Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com